Incorporation of Shinhan Bank China Limited into Shinhan Financial Group

On April 30, 2008, Shinhan Bank China Limited joined Shinhan Financial Group as an indirect subsidiary. Shinhan Bank China Limited is a wholly-owned overseas subsidiary of Shinhan Bank with paid in capital of RMB 2 billion.